ENCLAVE GROUP, LLC.
Unaudited Financial Statements for the Years

Ended December 31, 2017 and 2016

ENCLAVE GROUP LLC
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

TABLE OF CONTENTS

	Page
Independent Accountant's Report	1
Financial Statements	
Balance Sheet	2
Statement of Income	3
Statement of Retained Earnings	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Supplemental Information	
Schedule of Cost of Sales	10



Andrew Benvenuti, Jr. CPA

PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax   (609)567-8299
Cell   (609)805-2240
Aben1040@aol.com

Independent Accountant's Review Report

To Management
Enclave Group LLC.

I have reviewed the accompanying balance sheet of Enclave Group LLC. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Andrew Benvenuti, CPA
January 19, 2018

ENCLAVE GROUP LLC
BALANCE SHEET
DECEMBER 31,

	2017	2016 **
ASSETS		
CURRENT ASSETS		
Cash	$ 3,853	$ 27,771
Inventory	50,862	70,000
Prepaid Insurance	-	1,319
Total Current Assets	54,715	99,090
NON-CURRENT ASSETS		
Organizational & Start Up Costs(Net)	9,780	10,300
Total Non-Current Assets	9,780	10,300
Total Assets	$ 64,495	$ 109,390
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Total Current Liabilities	$ -	$ -
NON-CURRENT LIABILITIES		
Convertible Notes Payable	110,000	110,000
Accrued Interest Convertible Notes	8,800	2,200
Total Non-Current Liabilities	118,800	112,200
Total Liabilities	$ 118,800	$ 112,200
SHAREHOLDERS' EQUITY		
Common Stock (No shares issued)	-	-
Additional Paid In Capital	-	-
Retained Earnings	(54,305)	(2,810)
Total Shareholders' Equity	(54,305)	(2,810)
Total Liabilities and Shareholders' Equity	$ 64,495	$ 109,390

** Activity did not commence until the October of 2016

Unaudited - See accompanying notes

ENCLAVE GROUP LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31,

	2017	2016 **
Operating Income		
Sales	$ 14,084	$ -
Cost of Sales	11,408	-
Gross Profit	2,676	-
Operating Expenses		
Advertising & Marketing	9,323	-
General & Administrative Expenses	1,411	-
Insurance	2,313	173
Office Rent & Utilities	3,150	-
Professional Services	500	-
Samples & Promotions	7,730	-
Travel	3,308	437
Warehousing & Services - Park Street	19,316	-
Total Expenses	47,051	610
Net Income From Operations	(44,375)	(610)
Other Income (Expense)		
Amortization Expense	(520)	-
Interest Expense	(6,600)	(2,200)
Total Other Income (Expense)	(7,120)	(2,200)
Net Income Before Provision for Income Tax	(51,495)	(2,810)
Provision for Income Tax	-	-
Net Income (Loss)	$ (51,495)	$ (2,810)

**   Activity did not commence until the October of 2016

Unaudited - See accompanying notes

ENCLAVE GROUP LLC
STATEMENT OF RETAINED EARNINGS
DECEMBER 31,

	2017	2016 **
Beginning Balance - January 1,	$ (2,810)	$ -
Net Income(Loss) for the period ended December 31, 2017	(51,495)	(2,810)
Ending Balance - December 31,	$ (54,305)	$ (2,810)

**   Activity did not commence until the October of 2016

Unaudited - See accompanying notes

ENCLAVE GROUP LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2017	2016 **
Cash Flows From Operating Activities		
Net Income (Loss)	$ (51,495)	$ (2,810)
Amortization	520	
Change in Inventory	19,138	(70,000)
Change in Prepaid Insurance	1,319	(1,319)
Change in Accrued Interest	6,600	2,200
Net Cash Flow From Operating Activities	(23,918)	(71,929)
Cash Flows From Investing Activities		
Change in Intangible Assets	-	(10,300)
Net Cash Flow From Investing Activities	-	(10,300)
Cash Flows From Financing Activities		
Convertible Debt	-	110,000
Net Cash Flow From Financing Activities	-	110,000
Net Increase (Decrease) in Cash	(23,918)	27,771
Cash - January 1,	27,771	-
Cash - December 31,	$ 3,853	$ 27,771

** Activity did not commence until the October of 2016

Unaudited - See accompanying notes

ENCLAVE GROUP, LLC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2017 and 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

ENCLAVE GROUP, LLC. ("the Company") is an LLC formed under the laws of the State of Delaware. The Company derives revenue from the wholesale beverage industry.

The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of their crowd funding or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. There were no amount reflected as accounts receivables. as of December 31, 2017 and 2016. The Company recorded no losses on uncollectible receivables.

Inventory

The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory. Inventory is reflected utilizing the First In, First Out Method (FIFO) a method recognized under accounting principles generally accepted in the United States of America ("US GAAP").

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, As of December 31, 2017 and 2016 no property and equipment exist.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising, marketing and promotion costs as incurred.

NOTE C- LEASES

The Company uses Park Street to store its Inventory, for distribution and others services relating to the products. Also, a provision is made for use of one on the director's apartment which is currently being used as the Company office, this provision includes utilities and all other necessary office equipment. No lease agreement exists.

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2016 and the twelve months ended December 31, 2017. . Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2016 will expire if unused after tax year 2036. The Company's 2016 federal tax filing will be subject to review by the Internal Revenue Service until 2019 and the 2017 until 2020.

NOTE F- NOTES PAYABLE

The Company has convertible notes ("the Notes") payable to related parties (family and friends). The Notes accrue interest at the rate of 6% per annum and have undefined term, with the earliest commencing in 2019/2020. At Holders' election and in the event that the Company issues and sells shares of its Series A Common Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Series A Common Stock issued in such financing at the price per share paid by the other participating investors in such financing.

ENCLAVE GROUP, LLC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
December 30, 2017 and 2016
(CONTINUED)

No provision was made for the stock since at the time of the preparation of these financial statements no date has be set to issue stock and due to this uncertainty it is not necessary for this amount to be reflected in the financial statements at this time.

NOTE F- CROWD FUNDING

The company is planning to commence a new round of crowd funding thru Wefunder for a maximum off $1,070,000 to be raised in exchange for convertible debt under the SAFE program of Wefunder, Inc. The fees to Webfunder consisted of a 5% of the funds raised cash fee and a 2% of the funds raised to be paid in company stock at the time of issuance of company stock. No provision was made for this since at the time of the preparation of these financial statements no date has be set to issue stock and due to this uncertainty it is not necessary for this amount to be reflected in the financial statements at this time.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 19, 2018 and 2017, the date that the financial statements were available to be issued.

Supplemental Information

ENCLAVE GROUP LLC
COST OF SALES SCHEDULE
FOR THE YEARS ENDED DECEMBER 31,

	2017	2016 **
Inventory - January 1, 2017	$ 70,000	$ -
Purchases	-	70,000
Less - Samples & promtionals	(7,730)	-
Less Inventory - December 31, 2017	(50,862)	(70,000)
Cost of Sales	$ 11,408	$ -

**   Activity did not commence until the October of 2016

Unaudited - See accompanying notes